Exhibit 99.1

SODASTREAM REPORTS SECOND QUARTER FISCAL 2018 RESULTS

Company Achieves All-Time Records for Revenue, Operating and Net Income

Company Raises Full Year Outlook

AIRPORT CITY, Israel – August 1, 2018 - SodaStream International Ltd. (NASDAQ: SODA), the leading manufacturer of home beverage carbonation systems, announced today its results for the quarterly period ended June 30, 2018.

For the quarter ended June 30, 2018:

•	Revenue increased 31.3% to $171.5 million, compared to $130.6 million in the second quarter of 2017
•	Operating income increased 89.1% to $31.8 million, compared to $16.8 million in the second quarter of 2017
•	Net income increased 81.7% to $26.1 million, compared to $14.4 million in the second quarter of 2017
•	Diluted earnings per share (EPS) increased 77.9% to $1.14 compared to $0.64 in the second quarter of 2017

“We are extremely pleased to be reporting the most successful quarter in our Company’s history,” commented Daniel Birnbaum, Chief Executive Officer of SodaStream. “The product, distribution and marketing initiatives we are executing across our global portfolio of markets continue to propel our business to new heights and strengthen our foundation for future growth. Most notably, sales of sparkling water maker units increased 22% to over 1 million in the second quarter and sales of gas refill units grew 17% to an all-time record 9.7 million. These results underscore the progress we are making towards our primary strategic objectives of expanding household penetration and increasing usage of our home carbonation system. I believe we are now positioned better than ever to drive continued growth and increased shareholder value over the long-term, especially as SodaStream is a great alternative to single-use plastic bottles which are being revealed as a hazard not only to the environment but also to human health”.

Second Quarter 2018

Geographical Revenue Breakdown	Three Months Ended
	June 30, 2017	June 30, 2018	Increase (decrease)	Increase (decrease)
	In millions USD			%
Western Europe	$81.6	$108.4	$26.8	32.9%
The Americas	28.1	38.4	10.3	36.4%
Asia-Pacific	13.0	17.7	4.7	36.1%
Central & Eastern Europe, Middle East, Africa	7.9	7.0	(0.9)	(11.6)%
Total	$130.6	$171.5	$40.9	31.3%

Product Segment Revenue Breakdown	Three Months Ended
	June 30, 2017	June 30, 2018	Increase	Increase
	In millions USD			%
Sparkling Water Maker Starter Kits	$46.9	$64.9	$18.0	38.3%
Consumables	81.7	102.8	21.1	25.8%
Other	2.0	3.8	1.8	87.0%
Total	$130.6	$171.5	$40.9	31.3%

Product Segment Unit Breakdown	Three Months Ended
	June 30, 2017	June 30, 2018	Increase	Increase
	In thousands			%
Sparkling Water Maker Starter Kits	859	1,047	188	21.9%
CO2 Refills	8,282	9,674	1,392	16.8%
Flavors	5,340	5,785	445	8.3%

Revenue increased $40.9 million, or 31.3%, to $171.5 million compared to $130.6 million in the same period in 2017 driven by growth in most of the Company's geographic regions, primarily Germany, France, Canada and the U.S. Changes in foreign currency exchange rates ("FX") positively impacted revenue by approximately $8.0 million, mainly driven by the strengthening of the Euro/U.S. Dollar exchange rate compared to the same period last year.

Gross margin increased 620 basis points to 59.3% compared to 53.1% for the same period in 2017. Gross margin was positively impacted by leveraging fixed infrastructure costs on higher revenue, the additional gross margin associated with the new French distribution model and the positive FX impact. The net FX impact on gross profit was approximately $7.0 million.

Sales and marketing expenses were $52.4 million, or 30.6% of revenue, compared to $40.9 million, or 31.3% of revenue, in the same period in 2017. Advertising and promotion expenses increased by $6.2 million to $27.2 million, or 15.9% of revenue, compared to $21.0 million, or 16.0% of revenue, in the same period in 2017. Sales team, distribution and logistics expenses were $25.2 million, or 14.7% of revenue, compared to $19.9 million, or 15.2% of revenue, in the same period in 2017.

General and administrative expenses increased $5.8 million to $17.4 million, or 10.2% of revenue, compared to $11.6 million, or 8.9% of revenue, in the same period in 2017. The increase was mainly due to higher share-based payment expenses and additional expenses associated with the new French distribution model.

Operating income increased 89.1% to $31.8 million, or 18.5% of revenue, compared to $16.8 million, or 12.9% of revenue, in the same period in 2017. The net positive FX impact on operating income was approximately $5.0 million.

Net financial expense was $1.1 million compared to $0.6 million in the same period in 2017. Tax expense was $4.5 million with an effective tax rate of 14.8%, compared to $1.8 million with an effective tax rate of 11.1% in the same period in 2017.

Net income was $26.1 million, or $1.14 per diluted share, based on 23.0 million weighted shares outstanding, compared to net income of $14.4 million, or $0.64 per diluted share, based on 22.5 million weighted shares outstanding in the same period in 2017.

Balance Sheet

At June 30, 2018, the Company had cash and financial investments totaling $171.7 million compared to $155.2 million at December 31, 2017.

Cash flow from operations less investing activities was $24.4 million compared to $10.8 million in the same period in 2017.

Working capital increased 21.7% to $161.0 million compared to $132.3 million at December 31, 2017. Inventories increased 30.5% to $126.7 million compared to $97.1 million at December 31, 2017.

Six months 2018

Geographical Revenue Breakdown	Six Months Ended
	June 30, 2017	June 30, 2018	Increase (decrease)	Increase (decrease)
	In millions USD			%
Western Europe	$151.6	$193.7	$42.1	27.8%
The Americas	53.7	73.9	20.2	37.6%
Asia-Pacific	25.2	33.3	8.1	32.3%
Central & Eastern Europe, Middle East, Africa	15.4	14.2	(1.2)	(8.2)%
Total	$245.9	$315.1	$69.2	28.1%

Product Segment Revenue Breakdown	Six Months Ended
	June 30, 2017	June 30, 2018	Increase	Increase
	In millions USD			%
Sparkling Water Maker Starter Kits	$87.5	$114.9	$27.4	31.3%
Consumables	153.7	194.5	40.8	26.6%
Other	4.7	5.7	1.0	21.1%
Total	$245.9	$315.1	$69.2	28.1%

Product Segment Unit Breakdown	Six Months Ended
	June 30, 2017	June 30, 2018	Increase	Increase
	In thousands			%
Sparkling Water Maker Starter Kits	1,629	1,805	176	10.8%
CO2 Refills	15,884	17,946	2,062	13.0%
Flavors	10,543	11,217	674	6.4%

Revenue increased 28.1% to $315.1 million from $245.9 million in the same period in 2017 driven by growth in most of the Company's geographic regions, primarily Germany, U.S., France and Canada. Changes in FX positively impacted revenue by approximately $20.0 million, mainly driven by the strengthening of the Euro/U.S. Dollar exchange rate.

Gross margin increased 450 basis points to 57.4% compared to 52.9% in the same period in 2017. Gross margin was positively impacted by leveraging fixed infrastructure costs on higher revenue, the positive FX impact and changes in product mix, partially offset by an adverse impact on cost of revenue from the strengthening of the Israeli shekel against the U.S. Dollar. The net FX impact on gross profit was approximately $15.0 million.

Sales and marketing expenses were $95.8 million, or 30.4% of revenue, compared to $75.7 million, or 30.8% of revenue, in the same period in 2017. The increase in sales and marketing expenses was mainly due to higher advertising and promotion expenses. Advertising and promotion expenses increased by $10.4 million to $47.7 million, or 15.1% of revenue, compared to $37.3 million, or 15.2% of revenue, in the same period in 2017. Sales team, distribution and logistics expenses were $48.1 million, or 15.3% of revenue, compared to $38.4 million and 15.6% of revenue, in the same period in 2017.

General and administrative expenses were $32.0 million, or 10.2% of revenue, compared to $21.7 million, or 8.8% of revenue in 2017. The increase was mainly due to higher share-based payment expenses, additional expenses associated with the new French distribution model and the impact from FX.

Operating income increased 62.6% to $53.1 million, or 16.9% of revenue, compared to $32.7 million, or 13.3% of revenue in the same period in 2017. The net positive FX impact on operating income was approximately $8.0 million.

Net financial expense was $1.6 million compared to net financial income of $0.4 million in the same period in 2017. Tax expense was $6.8 million, reflecting an effective tax rate of 13.3%, compared to $4.0 million, or an effective tax rate of 12.0%, in the same period in 2017.

Net income was $44.7 million, or $1.94 per diluted share, based on 23.0 million weighted shares outstanding, compared to net income of $29.1 million, or $1.3 per diluted share, based on 22.5 million weighted shares outstanding in the same period in 2017.

Guidance

For 2018, the Company currently expects full year revenue to increase approximately 23% over 2017 revenue, up from its previous guidance of approximately 15%.

Operating income for 2018 is now expected to increase approximately 44% over 2017 operating income, compared to its previous guidance of approximately 15%.

Diluted earnings per share is now expected to increase approximately 31% over 2017, compared to its previous guidance of an approximate 8% increase.

This guidance now assumes an increase in share-based payment expense of approximately $13.0 million over 2017, up from previous guidance of approximately $12.0 million. This guidance is based on assumed average exchange rates of 1.17 Euro/U.S. Dollar and 3.60 U.S. Dollar/Israeli Shekel.

Conference Call and Management Commentary

A supplemental slide presentation has been furnished as part of today’s report of a foreign private issuer on a Form 6-K and will be posted on the Company’s website at http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, August 1, 2018) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. Our products promote health and wellness, are environmentally friendly, cost effective, customizable and fun to use. Our products are available at more than 80,000 individual retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains Adjusted EBITDA which is a non-IFRS measure. Adjusted EBITDA represents earnings before interest, other components of financial expense (income), income tax, depreciation and amortization.

We believe that Adjusted EBITDA, as described above, should be considered in evaluating the Company's operations. This measure facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

Non-IFRS measures should be considered in addition to results prepared in accordance with IFRS and should not be considered a substitute for the IFRS results. Adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. A reconciliation of Adjusted EBITDA to Net income, the most closely comparable IFRS measure, is included at the end of this press release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2017 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Consolidated Statements of Operations

In thousands (other than per share amounts)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2017	2018	2017	2018
	(Unaudited)		(Unaudited)
Revenue	$245,929	$315,130	$130,637	$171,485
Cost of revenue	115,793	134,235	61,218	69,851

Gross profit	130,136	180,895	69,419	101,634

Operating expenses
Sales and marketing	75,677	95,756	40,855	52,426
General and administrative	21,652	32,034	11,617	17,426
Other expenses, net	142	-	142	-

Total operating expenses	97,471	127,790	52,614	69,852

Operating income	32,665	53,105	16,805	31,782

Financial expense (income), net	(408)	1,594	645	1,130

Income before income tax	33,073	51,511	16,160	30,652

Income tax expense	3,969	6,833	1,790	4,542

Net income for the period	29,104	44,678	14,370	26,110

Net income per share
Basic	$1.34	$1.99	$0.66	$1.15
Diluted	$1.30	$1.94	$0.64	$1.14

Weighted average number of shares
Basic	21,673	22,506	21,794	22,644
Diluted	22,464	23,012	22,502	22,980

Consolidated Balance Sheets as of

	December 31,	June 30,
	2017	2018
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$85,168	$96,707
Financial investments	70,000	74,995
Inventories	97,088	126,678
Trade receivables ,net	124,352	135,379
Other receivables	19,250	20,263
Derivative financial instruments	404	1,532
Total current assets	396,262	455,554

Property, plant and equipment	171,543	171,703
Intangible assets	38,365	45,997
Deferred tax assets	6,435	9,758
Other receivables	4,260	4,244
Total non-current assets	220,603	231,702

Total assets	616,865	687,256

Liabilities
Derivative financial instruments	215	-
Trade payables	61,215	70,973
Income tax payable	14,350	18,026
Provisions	2,602	2,925
Other current liabilities	30,461	30,949
Total current liabilities	108,843	122,873

Employee benefits	2,403	2,788
Other non-current liabilities	164	165
Deferred tax liabilities	4,279	5,303
Total non-current liabilities	6,846	8,256

Total liabilities	115,689	131,129

Shareholders’ equity
Share capital	3,599	3,700
Share premium	234,406	248,937
Translation reserve	(10,738)	(15,097)
Retained earnings	273,909	318,587
Total shareholders’ equity	501,176	556,127

Total liabilities and shareholders’ equity	$616,865	$687,256

Consolidated Statements of Cash Flows

	For the six months ended		For the three months ended
	June 30,		June 30,
	2017	2018	2017	2018
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Net income for the period	$29,104	$44,678	$14,370	$26,110

Adjustments:
Depreciation of property, plant and equipment	8,327	10,488	4,933	5,065
Amortization of intangible assets	1,536	2,013	754	1,133
Change in fair value of derivative financial instruments and financial investments	(330)	533	1,076	(1,072)
Other expenses, net	142	-	142	-
Share based payment	1,594	6,608	1,137	4,405
Interest income, net	(161)	(141)	(108)	(83)
Income tax expense	3,969	6,833	1,790	4,542
	44,181	71,012	24,094	40,100
Increase in inventories	(6,997)	(18,580)	(3,533)	(10,890)
Increase in trade and other receivables	(3,765)	(9,044)	(15,517)	(5,329)
Increase in trade payables and other liabilities	12,244	7,195	6,907	9,700
Increase (decrease) in employee benefits	192	35	111	(78)
Increase in provisions	576	323	559	201
	46,431	50,941	12,621	33,704
Interest paid	(67)	(105)	(39)	(59)
Income tax received	115	22	15	2
Income tax paid	(2,438)	(6,107)	(88)	(2,513)
Net cash from operating activities	44,041	44,751	12,509	31,134

Cash flows from investing activities
Interest received	228	247	147	143
Investment in bank deposits	(7,000)	-	-	-
Investment in financial investments	-	(5,000)	-	-
Proceeds from investment grants	3,903	-	1,177	-
Proceeds from sale of property, plant and equipment	1,563	222	1,563	185
Proceeds from (payment for) derivative financial instruments, net	1,379	(1,871)	581	(735)
Acquisition of subsidiary, net of cash acquired	-	(20,828)	-	1,050
Acquisition of property, plant and equipment	(9,885)	(11,140)	(4,670)	(6,334)
Acquisition of intangible assets	(1,095)	(1,747)	(504)	(1,041)
Net cash used in investing activities	(10,907)	(40,117)	(1,706)	(6,732)

Cash flows from financing activities
Proceeds from exercise of employee share options	9,749	8,024	2,223	347
Net cash from financing activities	9,749	8,024	2,223	347

Net increase in cash and cash equivalents	42,883	12,658	13,026	24,749
Cash and cash equivalents at the beginning of the period	50,250	85,168	80,403	73,518
Effect of exchange rates fluctuations on cash and cash equivalents	1,398	(1,119)	1,102	(1,560)

Cash and cash equivalents at the end of the period	$94,531	$96,707	$94,531	$96,707

The following tables present the Company’s revenue, by

region and product type for the periods presented, as well as such revenue by region and product type as a percentage of total revenue:

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Revenue (in thousands)

Western Europe	$151,579	$193,715	$81,556	$108,399
The Americas	53,680	73,876	28,113	38,343
Asia-Pacific	25,191	33,331	13,018	17,714
Central & Eastern Europe, Middle East & Africa	15,479	14,208	7,950	7,029
Total	$245,929	$315,130	$130,637	$171,485

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Western Europe	61.7%	61.5%	62.4%	63.2%
The Americas	21.8%	23.4%	21.5%	22.4%
Asia-Pacific	10.2%	10.6%	10.0%	10.3%
Central & Eastern Europe, Middle East & Africa	6.3%	4.5%	6.1%	4.1%
Total	100.0%	100.0%	100.0%	100.0%

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Revenue (in thousands)

Sparkling Water Maker starter kits (including exchange cylinders)	$87,499	$114,874	$46,908	$64,895
Consumables	153,684	194,508	81,715	102,825
Other	4,746	5,748	2,014	3,765
Total	$245,929	$315,130	$130,637	$171,485

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Sparkling Water Maker starter kits (including exchange cylinders)	35.6%	36.5%	35.9%	37.8%
Consumables	62.5%	61.7%	62.6%	60.0%
Other	1.9%	1.8%	1.5%	2.2%
Total	100.0%	100.0%	100.0%	100.0%

Reconciliation of Net income to Adjusted EBITDA*
	Six months ended		Three months ended
	June 30,		June 30,
	2017	2018	2017	2018
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to Adjusted EBITDA
Net income	$29,104	$44,678	$14,370	$26,110
Interest income, net	(161)	(141)	(108)	(83)
Other components of financial expense (income), net	(247)	1,735	753	1,213
Income tax expense	3,969	6,833	1,790	4,542
Depreciation and amortization	9,863	12,501	5,687	6,198
Adjusted EBITDA	$42,528	$65,606	$22,492	$37,980

*The Company’s presentation of Adjusted EBITDA is the same as its previous presentation of EBITDA except that the Company has broken out separately the element of “Financial expense (income), net” that is attributable to interest and other components of financial expense (income), net.